Exhibit 21.1

LIST OF SUBSIDIARIES OF MORTGAGEIT HOLDINGS, INC.

Name	State of Formation

MortgageIT, Inc.	New York

MortgageIT SPV I	Delaware

Home Closer LLC	New York